Securities and Exchange Commission
RECEIVED

FEB 27 2009

Office of Compliance Inspection and Examinations

[redacted]

SEC 09058719 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCA Development, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3000 Riverchase Galleria, Suite 500
(No. and Street)

Birmingham	Alabama	35244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Byrd, President (205) 545-2734
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sellers, Richardson, Holman & West, LLP
(Name – *if individual, state last, first, middle name*)

3500 Blue Lake Drive, Suite 325	Birmingham	Alabama	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/16

OATH OR AFFIRMATION

I, Lisa Byrd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCA Development, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition / Statement of Cashflow
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SRHW

SELLERS RICHARDSON HOLMAN & WEST LLP

SCA DEVELOPMENT, LLC

(A wholly owned subsidiary of SC Affiliates, LLC)

Financial Statements and Supplementary Information
Year Ended December 31, 2008

THE ADVICE YOU NEED.
THE ATTENTION YOU DESERVE.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

Financial Statements and Supplementary Information
Year Ended December 31, 2008

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

Table of Contents

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Member
SCA Development, LLC
Birmingham, Alabama

We have audited the accompanying statement of the financial condition of SCA Development, LLC (a wholly owned subsidiary of SC Affiliates, LLC) (Company), as of December 31, 2008, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sellers Richardson Holman & West, LLP

February 23, 2009

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

Statement of Financial Condition
December 31, 2008

Assets

Cash	$ 842,345
Receivable from SC Affiliates, LLC	2,414
Prepaid Expenses	19,168
Total assets	$ 863,927

Liabilities and Member's Equity

Commitments and Contingencies (See Note 4)	
Member's Equity	$ 863,927
Total liabilities and member's equity	$ 863,927

See notes to financial statements.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

Statement of Operations
Year Ended December 31, 2008

Revenues	
Commissions	$ 393,705
Interest income	12,013
	405,718
Expenses	
Salaries and benefits	213,730
Professional fees	33,894
Membership and filing fees	34,884
Insurance	60,488
Other operating expenses	12,272
	355,268
Income before provision for income tax	50,450
Provision for Income Tax (Allocated from Parent Company)	20,429
Net income	$ 30,021

See notes to financial statements.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

Statement of Changes in Member's Equity
Year Ended December 31, 2008

Member's Equity

Beginning of year	$ 657,374
Net income	30,021
Contribution (See Note 7)	176,532
End of year	$ 863,927

See notes to financial statements.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

Statement of Cash Flows
Year Ended December 31, 2008

Cash Flows from Operating Activities	
Net income	$ 30,021
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in operating assets:	
Prepaid expenses	(1,428)
Net cash provided by operating activities	28,593
Cash Flows from Financing Activities	
Net change in receivable from SC Affiliates, LLC	(16,623)
Net cash used in financing activities	(16,623)
Net increase in cash	11,970
Cash	
Beginning of year	830,375
End of year	$ 842,345
Non-Cash Financing Activities	
Transfer of amounts due to SC Affiliates, LLC to member's equity	$ 176,532

See notes to financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business

On December 31, 2008, SCA Development, LLC (Company) was formed by its sole member, SC Affiliates, LLC (SCA). The Company was formed to sell direct participation programs, primarily limited partnership interests in outpatient health care facilities located throughout the United States of America, to practicing physicians. The Company is authorized to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company carries no customer funds or securities and therefore is exempt from Rule 15c3-3 of the United States Securities and Exchange Commission (SEC). The Company is a wholly owned subsidiary of SCA and is included in the consolidated financial statements of SCA.

Change in Reporting Entity

Effective December 31, 2008, the assets and liabilities of SCA Development, Inc. were merged with and into the Company, with the Company being the surviving entity in the merger (see Note 6). The change in reporting entity was initiated by SCA, the sole member of the Company, as part of a tax structuring strategy. There was no effect on the Company's financial position, results of operations or cash flows related to this transaction. For transactions in which the Company entered into prior to December 31, 2008, the Company refers to SCA Development, Inc.

Basis of Accounting

The financial statements of the Company have been prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

SCA operates in a highly regulated industry and is required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These laws and regulations relate to, among other things:

- Licensure, certification, and accreditation,
- Coding and billing for services,

- Relationships with physicians and other referral sources, including physician self-referral and anti-kickback laws,
- Quality of medical care,
- Use and maintenance of medical supplies and equipment,
- Maintenance and security of medical records,
- Acquisition and dispensing of pharmaceuticals and controlled substances, and
- Disposal of medical and hazardous waste.

Many of these laws and regulations are expansive, and SCA does not have the benefit of significant regulatory or judicial interpretation of them. In the future, different interpretations or enforcement of these laws and regulations could subject SCA's current or past practices to allegations of impropriety or illegality or could require SCA to make changes in its investment structure, facilities, equipment, personnel, services, capital expenditure programs, operating procedures, and contractual arrangements.

If SCA is deemed to have failed to comply with applicable laws and regulations, it could be subjected to liabilities, including (1) criminal penalties, (2) civil penalties, including monetary penalties and the loss of its licenses to operate one or more of its facilities, and (3) exclusion or suspension of one or more of its facilities from participation in the Medicare, Medicaid, and other federal and state health care programs.

Given the nature of SCA's business, they are subject from time to time to various lawsuits which, depending on their outcome, may have a negative effect on SCA and, in turn, the Company.

Revenue Recognition

Revenues, which consist of commissions from the sale of limited partnership units sold by the Company, are recognized at the transaction closing date as long as there are no contingencies related to the sale. When contingencies are present, recognition of commissions are postponed until all such contingencies have been removed from the sales transaction.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2008.

Salaries and Benefits

The Company does not have any full-time employees. Salaries and benefits are based on the actual number of hours spent working on Company business by SCA's employees.

Income Taxes

The Company provides for income taxes using the asset and liability method as required by Financial Accounting Standards Board (FASB) Statement No. 109, *Accounting for Income Taxes* (SFAS No. 109).

This approach recognizes the amount of federal, state, and local taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the financial statements and income tax returns. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates. Under SFAS No. 109, a valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized. Realization is dependent on generating sufficient future taxable income. The Company does not have any deferred tax assets or liabilities as of December 31, 2008.

The Company's results of operations for the year ended December 31, 2008, are included in SCA's consolidated federal income tax return. For state income tax purposes, the Company's results of operations are reported on a separately filed Alabama income tax return. The Company does not have a formal tax sharing agreement in place with SCA for 2008, however, the Company is responsible for its allocated portion of federal and state income taxes, pursuant to §1552(a)(1) of the Internal Revenue Code of 1986, as Amended.

The Company's allocated portion of these taxes is accounted for as an intercompany transaction. Income tax expense in the Company's financial statements has been calculated on a separate tax return basis. The deferred tax provision is determined under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using currently enacted tax rates. The provision for income taxes is the sum of the amount of income tax paid or payable for the year as determined by applying the provisions of enacted tax laws to the taxable income for that year and the net change during the year in the Company's deferred tax assets and liabilities.

Pending Adoption of Accounting Standards

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies* (SFAS No. 5). SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its consolidated financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest

priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. In February 2008, the FASB issued FASB Staff Position No. 157-2, *Effective Date of FASB Statement No.157*, which permits a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted SFAS No. 157 for the fiscal year beginning January 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application is permitted until its fiscal year beginning January 1, 2009. The Company is currently assessing the potential effect of the adoption of the remaining provisions of SFAS No. 157 on its financial position, results of operations and cash flows.

Note 2. Concentrations of Credit Risk

The Company maintains cash in a bank account at a high credit quality financial institution. Throughout the year ended December 31, 2008, the Company had cash on deposit with the financial institution in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

Note 3. Related Party Transactions

Due to the nature of the Company's business, all of its transactions are with related parties. The related parties consist of various SCA outpatient health care facilities, which buy and sell limited partnership interests during the year. All commissions are derived from transactions with these facilities. Additionally, SCA pays all of the Company's expenses and is reimbursed by the Company. The net amounts due from these related parties to the Company at December 31, 2008, are shown on the statement of financial condition under the caption *Receivable from SC Affiliates, LLC.*

The financial position and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independent.

Note 4. Contingencies

SCA operates in a highly regulated and litigious industry. As a result, various lawsuits, claims, and legal and regulatory proceedings, some of which could directly affect the Company, can be expected to be instituted or asserted against SCA. The resolution of any such lawsuits, claims, or legal and regulatory proceedings could materially and adversely affect the Company's results of operations and financial position in a given period.

Note 5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the

Company had net capital of $842,345, which was $837,345 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

Note 6. Exchanges between Companies under Common Control

Effective December 31, 2008, the assets and liabilities of SCA Development, Inc., whose sole shareholder is the only member of the Company, were merged with and into the Company, with the Company being the surviving entity in the merger. The assets acquired and liabilities assumed were recorded at the carrying value to SCA Development, Inc. since SCA Development, Inc. and the Company were under common control prior to the merger.

At the effective date of the merger, each share of SCA Development, Inc. then issued and outstanding was cancelled and no membership interest or obligations of the Company were issued as a result of the merger. Each membership interest in the Company issued and outstanding prior to the effective date of the merger continues to constitute the same membership interest of the Company subsequent to the effective date of the merger.

Note 7. Equity Transaction

Effective June 29, 2007, ASC Acquisition, LLC, an affiliate of TPG, finalized its definitive agreement with HealthSouth Corporation (HealthSouth) to acquire its surgery centers division and created SCA. In connection with and effective as of the closing of the transaction, the related party operating and non-operating expenses previously paid to HealthSouth were now paid to SCA, resulting in a net payable to SCA as of December 31, 2007. In early 2008, $176,532 was transferred from the amounts due to SCA account to member's equity to reflect contributed capital from SCA as part of the acquisition.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008

Computation of Net Capital	
Total member's equity qualified for net capital	$ 863,927
Deduct Non-Allowable Assets	
Receivable from SC Affiliates, LLC	2,414
Prepaid expenses	19,168
Net capital	$ 842,345
Aggregate Indebtedness	
Total aggregate indebtedness from statement of financial condition	$ -
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3 percent of aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 837,345
Excess net capital at 1,000 percent (net capital less 10 percent of aggregate indebtedness)	$ 842,345
Ratio: aggregate indebtedness to net capital	0 to 1
Reconciliation with the Company's Computation	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 744,593
Adjustment for insurance expense	11,249
Adjustment for contribution	86,503
Net capital per calculation above	$ 842,345

See notes to financial statements.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15C3-3

Board of Directors and Member
SCA Development, LLC
Birmingham, Alabama

In planning and performing our audit of the financial statements and supplementary information of SCA Development, LLC (a wholly owned subsidiary of SC Affiliates, LLC) (Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the SEC, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Sellers Richardson Holman & West, LLP

February 23, 2009

SRHW

SELLERS RICHARDSON HOLMAN & WEST LLP

3500 Blue Lake Drive | Suite 325
Birmingham, AL 35243
205-278-0001 Main | 205-278-0003 Fax
srhwcpa.com

An Independently Owned Member of the RSM McGladrey Network